Exhibit (a)(5)(B)

memo
Date:	April 15, 2005
To:	Tenet Stock Option Holders
From:	Trevor Fetter
Subject:	Option Exchange Proposal

        Tenet is committed to providing competitive compensation packages to help recruit and retain key managers, and stock compensation is an important part of our reward strategy. As a result of the decline in our stock price two years ago, however, virtually all stock options granted before 2004 are "underwater," meaning that they have an exercise price higher than the current trading price of our common stock.

        Our management and board recognize that these underwater stock options have little impact to motivate or retain our key employees.

        Last year, we presented the Compensation Committee of the Board of Directors with a proposal that would allow eligible option holders to exchange existing "underwater" options for restricted units of Tenet common stock, thereby restoring appropriate incentives for eligible employees to increase shareholder value. The Board approved the proposal, subject to shareholder approval. In accordance with New York Stock Exchange rules and our approach to corporate governance, we have placed the option exchange proposal in our proxy statement, which was filed today, and are seeking the approval of our shareholders to proceed with it. Though we cannot predict the outcome of the shareholder vote, we are hopeful that shareholders will approve the proposal. The result of the shareholder vote will be reported at our annual meeting on May 26, 2005, and if it is approved we will implement the exchange program soon thereafter.

        To be eligible to participate in the exchange, you must hold eligible options and be an active Tenet employee on the date the restricted units would be granted, which we anticipate will be July 1, 2005. Eligible options are defined as those that are outstanding, unexercised, vested or unvested, with exercise prices of $15.22 per share or greater. Although this means that options with exercise prices below $15.22 will not be eligible for exchange, we believe that these options already provide a retention and performance incentive and to exclude them is in the best interest of our shareholders and employees.

        If it is approved, this will be a one-time voluntary offer, and eligible employees will have the choice of making the exchange to receive restricted stock units for some or all of their eligible options or retaining their existing options. Once we commence the offer, there is a period of approximately one month during which employees must decide whether or not to participate in the exchange.

        The number of restricted units eligible employees would receive in exchange for their unexercised eligible options depends on the strike price of the options being surrendered. It is designed to be a

"value for value" exchange, in which the theoretical value of the surrendered options is equivalent to the value received in restricted stock units. This formula is:

Option Exercise Price Range	Exchange Ratio (Options for RSUs)
Over $40.00	8-for-1
$22.00 to $39.99	6-for-1
$15.22 to $21.99	2.75-for-1

        The restricted stock units granted will vest in equal increments over three years starting on the first anniversary of the grant, regardless of the vesting status of the options being exchanged.

        Outside directors and our four most senior officers (our CEO, COO, CFO, and General Counsel) are not eligible to participate. Option holders in facilities to be divested, employees who are leaving Tenet, and those receiving severance pay are also ineligible.

        While we have taken steps to stabilize our company during the last two years, there is still much to do to complete our turnaround. I want you to know that providing long-term incentives that help us retain our key managers and recruit other strong leaders is a top priority for the company. I will let you know the results of the shareholder vote after our annual meeting on May 26, 2005, and will provide you with details about how the process will work for eligible employees who choose to participate in the exchange. In the meantime, for more information about the proposal, please refer to the proxy statement which can be found by clicking on SEC Filings on the Investor page on our website at www.tenethealth.com.

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    The information contained in this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state where such offer or solicitation is not permitted. Tenet has not commenced the offer to exchange referred to in this communication. Upon commencement of such an offer, the company will file an offer to exchange and other documents on Schedule TO with the Securities and Exchange Commission. These documents contain important information about the transaction. Eligible employees are urged to read these documents carefully when they are available. Eligible employees will be able to obtain free copies of these documents through a website maintained by the Securities and Exchange Commission at www.sec.gov and through our website at www.tenethealth.com.